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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]



           VIVENDI UNIVERSAL HAS ENTERED INTO AN AGREEMENT TO SELL 28
                      MILLION WARRANTS OF USA INTERACTIVE
                 FOR NET PROCEEDS OF APPROXIMATELY $240 MILLION



Paris, February 12, 2003 - Vivendi Universal [Paris Bourse: EX FP; NYSE: V] announced today that it has entered into an agreement to sell 28 million warrants of USA Interactive [Nasdaq: USAI] (21 million with a $27.50/share exercise price and 7 million with a $32.50/ share exercise price) to a financial institution. The transaction is expected to close in 3 business days and would result in Vivendi Universal receiving approximately $240 million in cash, net of fees.

Vivendi Universal has also granted to the purchaser an option to buy approximately 4.19 million additional warrants (approximately 3.19 million with a $27.50/share exercise price and 1 million with a $32.50/share exercise price) on the same terms and conditions.


Important Disclaimers

This notice does not constitute an offer to sell or the solicitation of an offer to buy securities. The warrants and the shares of USA Interactive common stock issuable upon exercise have not been, and will not be, registered under the Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This agreement is subject to customary closing conditions, including conditions relating to adverse changes, such as the outbreak or escalation of hostilities or declaration of war.

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the disposals will not be finalized; that the sales will not materialize in the timing or manner described above as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Vivendi Universal does not undertake nor does it have any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the French Commission des Operations de Bourse and with the U.S. Securities and Exchange Commission (at www.sec.gov) or directly from Vivendi Universal.


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CONTACTS :


Media                                      Investor Relations
Paris                                      Paris
Antoine Lefort                             Daniel Scolan
+33 (1).71.71.1180                         +33 (1).71.71.3291
Agnes Vetillart                            Laurence Daniel
+33 (1).71.71.3082                         +33 (1).71.71.1233
Alain Delrieu
+33 (1).71.71.1086                         New York
                                           Eileen McLaughlin
                                           +(1) 212.572.8961
New York
Anita Larsen
+(1) 212.572.1118